

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2022

Brian Doxtator
Chief Executive Officer
Commonwealth Thoroughbreds LLC
1450 North Broadway
Lexington, Kentucky 40505

     Re: Commonwealth Thoroughbreds LLC
          Post-Qualification Amendment No. 5 to Offering Statement on Form 1-A
          Filed October 12, 2022
          File No. 024-11130

Dear Brian Doxtator:

     This is to advise you that we do not intend to review your amendment.

     We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Brian Fetterolf at 202-551-6613 with any questions.

               Sincerely,

               Division of Corporation Finance
               Office of Trade & Services

cc: Alan K. MacDonald